News Release

Issued on behalf of RELX PLC and RELX NV

8 March 2016

Publication of Annual Reports and Financial Statements 2015 and
Notices of 2016 Annual General Meetings

RELX PLC and RELX NV have today published the following documents on the Group’s website www.relx.com.

•	Annual Reports and Financial Statements 2015 for RELX PLC and RELX NV (the “2015 Annual Report”);

-	RELX NV Corporate Governance Statement 2015;
-	Agenda with explanatory notes for the RELX NV 2016 Annual General Meeting

(the “NV 2016 AGM Agenda”) to be held in Amsterdam on 20 April 2016;

•	Notice of the RELX PLC 2016 Annual General Meeting (the “PLC 2016 AGM Notice”) to be held in London on 21 April 2016; and

•	Corporate Responsibility Report 2015.

The 2015 Annual Report and the RELX NV Corporate Governance Statement 2015 have been submitted by RELX NV to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten). The 2015 Annual Report and the PLC 2016 AGM Notice have been submitted by RELX PLC to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

The Annual Report 2015 on Form 20-F will be filed with the United States Securities and Exchange Commission and will also be published on the RELX Group website later today.

Copies of the 2015 Annual Report are expected to be posted to shareholders in RELX PLC on

21 March 2016.

After the respective publication dates, hard copies of the aforementioned documents may be obtained, free of charge, on request from the registered offices noted below.

RELX PLC	RELX NV
1-3 Strand	Radarweg 29
London	1043 NX Amsterdam
WC2N 5JR	The Netherlands
PLC.secretariat@relx.com	NV.secretariat@relx.com

The total number of voting rights in RELX PLC’s issued share capital (exclusive of shares held in treasury) is currently 1,106,396,752. The total number of voting rights in RELX NV’s issued share capital (exclusive of shares held in treasury) is currently 986,024,963.

Directors’ Responsibility Statement

Additional information required to be made available by RELX PLC under Rule 6.3.5 of the Disclosure and Transparency Rules of the UK Financial Conduct Authority, to the extent not already included in the RELX Group 2015 Results Announcement issued on 25 February 2016, is set out below.

 RELX PLC’s Directors’ Responsibility Statement

 Anthony Habgood and Nick Luff, Chairman and Chief Financial Officer respectively, on behalf of the Board of RELX PLC, confirm that to the best of their knowledge:

-      the 2015 consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, give a true and fair view of the financial position and profit or loss of the Group; and

-      the Directors’ report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces.

Forward looking statements

The RELX Group Annual Reports and Financial Statements 2015 contain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements are referenced in the filings of RELX PLC and RELX NV with the US Securities and Exchange Commission.

- ENDS –

Enquiries

Paul Abrahams (Media)
Tel : +44 20 7166 5724
paul.abrahams@relx.com

Colin Tennant (Investors)
Tel: +44 20 7166 5751
colin.tennant@relx.com

Notes to Editors
About RELX Group

RELX Group is a worldleading provider of information and analytics for professional and business customers across industries. The group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 30,000 people of whom half are in North America. RELX PLC is a London listed holding company which owns 52.9% of RELX Group. RELX NV is an Amsterdam listed holding company which owns 47.1% of RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX. The total market capitalisation is approximately £25bn/€32bn/$35bn.